PSLY.com, Inc.

1215 S. Kihei Road Ste O PMB 424

Kihei, Hawaii 96753

March 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Attention: Laura Crotty

Re:	PSLY.com, Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No 333-267027

Dear Ms. Nimitz and Ms. Crotty:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), PSLY.com, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-267027), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Lawrence Bard, Esq. (301-945-9242) or Hunter Haines, Esq. (301-945-9284) at Shulman Rogers, P.A. if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ David Nikzad
David Nikzad
Chief Executive Officer